                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-58110


PROSPECTUS


                                 [GATEWAY LOGO]

                                  GATEWAY, INC.

                                5,938,948 SHARES

                                  COMMON STOCK

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         You should read this prospectus carefully before you invest. The selling stockholder identified in this prospectus may sell up to 5,938,948 shares of common stock of Gateway, Inc. under this prospectus for their own account. The selling stockholder, directly or through agents, brokers, dealers or underwriters, may sell the shares of common stock described in this prospectus to one or more other purchasers in public transactions, privately negotiated transactions, or any combination thereof. Such sales may be effected in one or more transactions (a) at negotiated or fixed prices or prices which may be determined at the time of sale, (b) in transactions through a national securities exchange or in the over-the-counter market, or (c) through various arrangements involving hedging transactions, short sales, the writing of options or other derivatives or the issuance of convertible or exchangeable securities. If the selling stockholder sells shares to or through brokers or dealers, such brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder. We will not receive any proceeds from the sale of our common stock by the selling stockholder.

         The selling stockholder and any agents, brokers, dealers, or underwriters that participate in the sale of the shares may be considered "underwriters" as defined in the Securities Act of 1933 and any commission they receive and any profit on the resale of the shares they may purchase may be considered underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling stockholder and certain other persons against liabilities under the Securities Act to the extent permitted by law, but we will not be paying any underwriting commissions or discounts in the offering of these shares or any expenses of the selling stockholder.

         Our common stock is listed on the New York Stock Exchange under the trading symbol "GTW". On May 23, 2001, the last reported sale price for our common stock was $18.75 per share.

         THESE SECURITIES INVOLVE RISK.  SEE "RISK FACTORS" BEGINNING ON PAGE 2.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                 The date of this Prospectus is May 31, 2001

                                TABLE OF CONTENTS


                                                                           PAGE

About Gateway.................................................................1
Where You Can Find More Information...........................................1
Forward-Looking Statements....................................................2
Risk Factors..................................................................2
Description of Capital Stock..................................................6
Use of Proceeds...............................................................6
Dividend Policy...............................................................6
Selling Stockholder...........................................................7
Plan of Distribution..........................................................7
Legal Matters.................................................................9
Experts.......................................................................9


                                  ABOUT GATEWAY

                                     GENERAL

         We and our subsidiaries are a leading direct marketer of personal computers ("PCs") and related products and services. We develop, manufacture, market, and support a broad line of desktop and portable PCs, servers, workstations and PC-related products and services used by individuals, families, businesses, government agencies and educational institutions. We believe we are one of the leading suppliers of PCs to the U.S. consumer market. Our strategy is to deliver the best value to our customers by offering quality, high-performance PCs and other products employing the latest technology at competitive prices and by providing outstanding service and support. Internet users can access information about us and our products and services at http://www.gateway.com. Information contained at our website is not considered a part of this prospectus.

         We were incorporated in Iowa on August 15, 1986, merged into a South Dakota corporation of the same name effective December 29, 1989, and merged into a Delaware corporation of the same name effective February 20, 1991. In December 1993, we completed our initial public offering of common stock and were listed on The NASDAQ National Market. On May 22, 1997, we moved to the New York Stock Exchange, and began trading under the symbol "GTW." Our principal executive offices are located at 4545 Towne Centre Court, San Diego, California 92121. Our telephone number is (858) 799-3401.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold or we terminate this offering:

o Annual Report on Form 10-K for the year ended December 31, 2000, including all material specifically incorporated by reference;

o Quarterly Report on Form 10Q for the quarter ended March 31, 2001, including all material specifically incorporated by reference.

o The description of the common stock contained in Form 8-A filed May 15, 1997 including any subsequent amendment or any report or other filing with the SEC updating such description; and

o The description of the preferred stock purchase rights contained in Form 8-A filed on February 4, 2000.

         We will provide a copy of each of the documents incorporated by reference upon your request. You may request a copy of these filings at no cost, by writing or telephoning us at the following address and telephone number:

                  Corporate Secretary
                  Gateway, Inc.
                  4545 Towne Centre Court
                  San Diego, California  92121
                  (858) 799-3401

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the applicable documents.

                         FORWARD-LOOKING STATEMENTS

         Some of the statements contained or incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements with respect to our plans, projections or future performance.

         These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such statements. See "Risk Factors" below and our periodic reports and other documents filed with the SEC for further discussions of certain of the risks, uncertainties and other factors applicable to us, our business and the securities proposed to be sold.

                                  RISK FACTORS

         The securities being offered by this prospectus involve a degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus and in the additional information described under the heading "Where You Can Find More Information" above before you buy any of the securities sold pursuant to this prospectus:

WE MAY NOT SUCCEED IN OUR HIGHLY COMPETITIVE MARKETPLACE

         The PC industry is highly competitive, especially with respect to pricing and the introduction of new products and product features. A number of our larger competitors have aggressively cut prices to spur sales and gain market share in light of recent softness in the PC industry. We believe we can counter these competitive forces by continuing to react quickly to customer product demand and by maintaining relationships with our suppliers to bring products quickly to market. We cannot guarantee timely introduction of new products or product features. In recent years we and many of our competitors have regularly lowered prices, and we expect these pricing pressures to continue. We plan to mitigate the impact of falling prices by continuing to diversify our revenue stream with software bundles, Internet services, financing and other service and support offerings. If cost reductions or changes in product mix do not mitigate our pricing pressures, these competitive price pressures could substantially reduce our sales and profits.

OUR SUPPLIERS MAY NOT DELIVER NEEDED COMPONENTS ON A TIMELY BASIS

         We require a high volume of quality components for the manufacture of our products. We also obtain substantially all of our components from outside suppliers. While we attempt to have multiple suppliers for such components, in some circumstances we maintain single-source supplier relationships. Failures by suppliers to meet component delivery schedules have occasionally disrupted our normal production schedules. We may continue experiencing such occasional disruptions in the future, which could adversely impact our ability to deliver products on a timely schedule. Our reliance on third party suppliers also increases the risk of components shortages, the possibility of defective parts produced by others, and possible price increases which may reduce our sales and profits.

WE MAY BE UNABLE TO KEEP PACE WITH RAPIDLY CHANGING PRODUCT REQUIREMENTS

         Short product life cycles resulting from rapid changes in technology and consumer preferences and declining product prices characterize the PC industry. Our in-house engineering personnel work closely with PC component suppliers and other technology developers to evaluate the latest developments in PC-related technology. We may lose, or not acquire, access to or the right to use new technology. We may be unable to incorporate such new technology in our products or features in a timely manner. The increasing reliance on the Internet is creating new dynamics in the computer industry, causing an emphasis on speed and connectivity rather than stand-alone computing power. As a new generation of Internet devices is introduced, sales of traditional desktop and other personal computers may decline and our products may compete with consumer electronics companies, telecommunications companies and consumer competitors.

WE MAY NOT HAVE ACCESS TO TECHNOLOGY REQUIRED FOR OUR PRODUCTS

         We may not have access to existing or new third-party technology for use in our products. If we or our suppliers are unable to obtain licenses necessary to use protected technology in our products on commercially reasonable terms, we may be forced to market products without certain desirable technological features. We could also incur substantial costs redesigning our products around other parties, protected technology or to defend patent or copyright infringement lawsuits against us.

OUR INFRASTRUCTURE MAY NOT SUPPORT OUR GROWTH

         Our business has ongoing demands for personnel, facilities, information systems and other infrastructure requirements. If we are not successful in continuing to develop our infrastructure, we could experience disruptions in operations that could negatively and materially affect our financial results.

WE WILL FACE ADDITIONAL RISKS DUE TO EXPANSION OF OUR INTERNATIONAL OPERATIONS

         We have expanded our operations into Europe, the Asia-Pacific region, and Canada. International expansion involves additional business risks such as foreign currency fluctuation, government regulation, liability for foreign taxes and product sales, competition with locally strong competitors, possible operating losses until critical mass is reached, and delivery and support logistics. In 2001, we intend to rationalize and refocus our international business and exit from some unprofitable locations. We may not effectively manage these additional risks.

WE FACE FINANCIAL RISKS DUE TO FOREIGN CURRENCY FLUCTUATIONS

         We engage in hedging programs involving forward exchange contracts in an effort to minimize the impact of foreign currency fluctuations. Volatility of currency markets, reliability of sales forecasts and unavailability of hedging instruments could adversely impact the effectiveness of such hedging programs.

OUR E-COMMERCE BUSINESS MAY REQUIRE ADDITIONAL INVESTMENTS BY US

         We have developed our e-commerce business in part through investment in existing companies and the creation of an e-commerce site that offers our branded products as well as complementary products from other manufacturers. E-commerce is a relatively new and emerging distribution channel whose success depends on a variety of factors, including the continued acceptance of e-commerce generally by customers. Our success using e-commerce depends on such factors as the satisfactory performance, reliability and availability of our web site; the reliability and efficiency of our computer and communications hardware systems; our ability to compete with a growing number of rival e-commerce sites; our ability to evolve, update and improve our services and offerings in response to changing demands; and consumer demand for our products. Expansion in this area has required investment in start-up activities and initial operating losses in our e-commerce business.

COMPANIES WE INVEST IN MAY NEVER BECOME PROFITABLE

         We hold investments in minority interests in companies having operations or technology in areas within our strategic focus. Many of these investments are in early stage companies, investment funds or Internet or e-commerce companies where operations are not yet profitable. Some of these investments are in publicly traded companies with highly volatile share prices.

Adverse changes in market conditions such as occurred in year 2000 and the first quarter of 2001 and poor operating results of some of these companies, have resulted and may in the future result in us incurring losses or being unable to recover the cost of our investment.

WE MAY FACE ADDITIONAL RISKS ASSOCIATED WITH STRATEGIC ALLIANCES AND
ACQUISITIONS

         We have entered into strategic alliances and acquired businesses we believed complementary. We anticipate possibly entering into future strategic alliances, including joint ventures, and acquisitions. While we believe we will successfully coordinate new and existing strategic alliances and effectively integrate acquired businesses with our own, we may be unable to successfully do so without losing key employees or business relationships. In addition, we may be unable to smoothly integrate the acquired companies' marketing, production, development, distribution and management systems resulting in an inability to realize hoped for cost savings or sales growth. Our operating results could be adversely affected by any problems arising during or from such process or the inability to successfully coordinate strategic alliances or effectively integrate any future acquisitions.

OUR CUSTOMERS MAY DEFAULT ON THEIR LOAN ACCOUNTS WITH US

         We bear the credit risk of a significant portion of our customer loan accounts originated in connection with financing customer purchases of our products. Our borrowers vary in credit worthiness. Some customers will be delinquent in payments on a number of these accounts and some will ultimately default on their accounts. The delinquency and default rates we actually experience may be above anticipated rates and our loan loss reserves, particularly if general economic conditions worsen. In addition, when we finance the sale of our products to customers, we are paid the purchase price over the length of the loan which may adversely impact our ability to generate cash from operations.

UNANTICIPATED HIGH INVENTORY LEVELS COULD INCREASE OUR COSTS

         By distributing directly to our customers, we have avoided the need to maintain high levels of inventory. This has minimized costs and allows us to respond more quickly to changing customer demands, reducing our exposure to the risk of product obsolescence. A decrease in market demand or an increase in supply, among other factors, could result in higher inventory levels which could negatively affect our profitability.

OUR PROFITABILITY MAY SUFFER DUE TO OUR PRODUCT SALES, CUSTOMER OR GEOGRAPHIC SALES MIX

         Our profit on particular product sales varies slightly depending on the product sold, the customer segment and the geographic market involved. Because of these profit variations, our profitability in any period will depend, in part, on the mix of products, customers and geographic markets.

GENERAL ECONOMIC CONDITIONS COULD NEGATIVELY IMPACT OUR SALES AND PROFITS

         Our revenue growth and profitability depend significantly on the overall demand for personal computers and related products and services. Softening demand for these products and services caused by worsening economic conditions has resulted and may in the future result in decreased revenues or growth rates and similar effects on results of operations. Further delays or reductions in consumer and business spending on personal computers and related products could have a material adverse effect on demand for our products and services and on our future business.

                        DESCRIPTION OF CAPITAL STOCK

         The description of our common stock is included in our Registration Statement on Form 8-A which was filed with the SEC on May 15, 1997. We filed a description of our preferred share purchase rights in a Form 8-A filed with the SEC on February 4, 2000. We have incorporated our Registration Statements on Form 8-A by reference into this Prospectus. As of May 23, 2001, we had 323,070,559 shares of common stock issued and outstanding net of treasury shares.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares being offered by the selling stockholder; nor will such proceeds be available for our use or benefit.

                                 DIVIDEND POLICY

         We currently believe the best uses of retained earnings are to fund internal growth and for general corporate purposes. As a result, we have not declared cash dividends on our common stock since it was first registered and do not anticipate paying cash dividends in the foreseeable future.

                               SELLING STOCKHOLDER

         The following table sets forth the name of the selling stockholder, the number of shares of common stock owned beneficially by the selling stockholder as of May 23, 2001 and the maximum number of shares that may be sold pursuant to this prospectus. This prospectus covers shares of common stock that may be issued by us to the selling stockholder as provided in the terms of a $200 million convertible senior note due December 22, 2020 (the "Note") sold by us to the selling stockholder pursuant to a strategic relationship agreement we entered into in October 1999.


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SHARES BENEFICIALLY OWNED                             SHARES BEING            SHARES BENEFICIALLY OWNED AFTER
PRIOR TO OFFERING                                     OFFERED                 OFFERING (2)

NAME                 NUMBER(1)        PERCENT(1)      NUMBER                  NUMBER               PERCENT (2)
America Online,      8,663,974        2.6%            5,938,948               2,725,026            0.8%
Inc. (AOL)

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(1) Applicable percentage ownership is based on shares of common stock outstanding, which includes 323,070,559 shares of common stock outstanding (net of treasury shares) as of May 23, 2001, together with the 5,938,948 shares of common stock that may be issued upon conversion of the Note.
(2) Assumes the issuance and sale of all shares offered hereby and includes the shares sold in the shares of common stock outstanding.

                              PLAN OF DISTRIBUTION

         According to the terms of a $200 million Convertible Senior Note due December 22, 2020 sold by us to the selling stockholder, we agreed to register shares of common stock the selling stockholder would receive upon exercise of contingent conversion rights. Our registration of the shares of common stock does not necessarily mean that the selling stockholder will exercise its conversion rights or sell all or any of the shares.

         We will pay substantially all expenses incurred in the registration of the common stock for sale to the public, other than commissions, concessions and discounts of underwriters, dealers or agents and certain other expenses, including expenses of the selling stockholder. These expenses (excluding such commissions and discounts) are estimated to be $100,000. For its shares, the selling stockholder will receive the purchase price of the shares sold less any agent's commissions and underwriters' discounts and other related expenses.

         The selling stockholder, directly or through agents, brokers, dealers or underwriters, may sell the shares of common stock described in this prospectus to one or more other purchasers in public transactions, privately negotiated transactions, or any combination thereof in each case. Such shares may be sold form time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (a) on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (d) through the writing of options or other derivatives. The selling stockholder may also sell their shares through various arrangements involving the issuance and sale of convertible or exchangeable securities, and this prospectus, as appropriately supplemented, covers such sales.

         In connection with sales of the shares of otherwise, the selling stockholder may enter into hedging transactions with brokers-dealers or others, which may in turn engage in short sales or other hedging of the shares in the course of hedging the positions they assume. This prospectus, as appropriately supplemented, covers any short sales those persons may make. The selling stockholder may also sell the shares short and deliver this prospectus in connection with the establishment or close out of such short positions. The selling stockholder may loan or pledge the shares to brokers, dealers or others that in turn may sell such securities and this prospectus, as appropriately supplemented, covers any sales such persons may make. The selling stockholder may pledge or grant security interest in some or all of the shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares from time to time pursuant to this prospectus. The selling stockholder also may transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling shareholder for purposed of this prospectus.

         If so indicated in a required applicable prospectus supplement, the selling stockholder will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase the securities from the selling stockholder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by the selling stockholder, if applicable. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of such contracts. The selling stockholder may also sell the shares to or through brokers or dealers. These brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder. We will not receive any proceeds from the sale of the shares by the selling stockholder.

         The selling stockholder and any persons who participate in the distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act. Any discounts, commissions or concessions received by these underwriters and any provided for the sale of the shares by them may be considered underwriting discounts and commissions under the Securities Act. The selling stockholder will be subject to the applicable provisions of the Exchange Act and the rules and regulations of the Exchange Act, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholder.

         At any time a particular offer of the shares is made, a prospectus and a prospectus or supplement, if required, will be prepared and filed with the Securities and Exchange Commission which will set forth the aggregate amount of shares being offered and the terms of the offering, including the name or names of any underwriters or other participants in the distribution, any discounts, commissions and other items constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers or other participants and any material relationships between any such persons and Gateway or the selling stockholder. In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than under this prospectus.

         The convertible note provides for indemnification of the selling stockholder to the extent permitted by law for claims, losses, damages and liabilities under the Securities Act arising, under certain circumstances, out of any registration of the common stock. Certain agents and underwriters may be entitled under agreements entered into with the selling stockholder to similar indemnification by us and the selling stockholder, against certain claims, losses, damages and liabilities under the Securities Act of 1933, or to contribution with respect to payments which such agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us or the selling stockholder in the ordinary course of business.

                                  LEGAL MATTERS

         William M. Elliott will issue an opinion about the legality of the securities offered under this prospectus. Mr. Elliott is Senior Vice President, General Counsel and Corporate Secretary of Gateway. In addition to being an officer of Gateway, Mr. Elliott currently holds vested options to purchase 291,500 shares of common stock. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                     EXPERTS

         Our financial statements incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.